Exhibit 77C (Submission of matters to a vote of shareholders) for 6-30-07 Semi-Annual Forms N-SAR

First Trust/Aberdeen Global Opportunity Income Fund (FAM)

The Joint Annual Meeting of Shareholders of the Common
Shares of Macquarie/First Trust Global
Infrastructure/Utilities Dividend & Income Fund, Energy
Income and Growth Fund, First Trust/Fiduciary Asset
Management Covered Call Fund, First Trust/Aberdeen Global
Opportunity Income Fund, First Trust/FIDAC Mortgage Income
Fund, First Trust Strategic High Income Fund, First Trust
Strategic High Income Fund II, First Trust Tax-Advantaged
Preferred Income Fund and First Trust/Aberdeen Emerging
Opportunity Fund was held on April 16, 2007. At the Annual
Meeting, Trustee Keith was elected for a one-year term;
Trustees Erickson and Kadlec were elected for two-year terms; and Trustees Bowen and Nielson were elected for three-year terms. The number of votes cast in favor of James A. Bowen was 12,254,545, the number of votes withheld was 117,407 and the number of abstentions was 4,993,283.
The number of votes cast in favor of Niel B. Nielson was 12,246,450, the number of votes withheld was 125,502 and the number of abstentions was 4,993,283. The number of votes cast in favor of Richard E. Erickson was 12,254,607, the number of votes withheld was 117,346 and the number of abstentions was 4,993,283. The number of votes cast in favor of Thomas R. Kadlec was 12,256,036, the number of votes withheld was 115,916 and the number of abstentions was 4,993,283. The number of votes cast in favor of Robert
F. Keith was 12,258,240, the number of votes withheld was 113,712 and the number of abstentions was 4,993,283.